                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D. C. 20549


                                    FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
     For the fiscal year ended December 31, 1995

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
     For the transition period from _____ to _____


Commission file number 0-20421




                          EMPLOYEE STOCK PURCHASE PLAN
                          FOR BARGAINING UNIT EMPLOYEES
                       OF TCI OF NORTHERN NEW JERSEY, INC.
                       -----------------------------------
                            (Full title of the Plan)




                            TELE-COMMUNICATIONS, INC.
              ----------------------------------------------------
              (Issuer of the securities held pursuant to the Plan)




                                5619 DTC Parkway
                            Englewood, Colorado 80111
                   -------------------------------------------
                   (Address of its principal executive office)

REQUIRED INFORMATION
- --------------------

   Financial Statements:                                                Page No.
   ---------------------                                                --------

    Independent Auditors' Report                                               1

    Statement of Net Assets Available
     for Participant Benefits,
     December 31, 1995                                                         2

    Statement of Changes in Net Assets
     Available for Participant Benefits,
     Period from Inception (October 1, 1995)
     to December 31, 1995                                                      3

    Notes to Financial Statements,
     December 31, 1995                                                         4

    Schedule 1 - Item 27a - Schedule of Assets Held for
     Investment Purposes                                                       7

    Schedule 2 - Item 27d - Schedule of Reportable Transactions                8

   Exhibit -
   -------

     23-Consent of KPMG Peat Marwick LLP





SIGNATURE
- ---------


         Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                                EMPLOYEE STOCK PURCHASE PLAN
                                               FOR BARGAINING UNIT EMPLOYEES OF
                                               TCI OF NORTHERN NEW JERSEY, INC.
                                                        (Name of Plan)




                                               By   /s/ Gary K. Bracken
                                                  --------------------------
                                                   Gary K. Bracken
                                                   Plan Administrator
                                                    and Member of Plan Committee


April 18, 1996

                          Independent Auditors' Report
                          ----------------------------

The Plan Committee
Employee Stock Purchase Plan
     for Bargaining Unit Employees of
     TCI of Northern New Jersey, Inc.


We have audited the accompanying statement of net assets available for participant benefits of the Employee Stock Purchase Plan for Bargaining Unit Employees of TCI of Northern New Jersey, Inc. as of December 31, 1995 and the related statement of changes in net assets available for participant benefits for the period from Inception (October 1, 1995) to December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for participant benefits of the Employee Stock Purchase Plan for Bargaining Unit Employees of TCI of Northern New Jersey, Inc. as of December 31, 1995 and the changes in net assets available for participant benefits for the period from Inception (October 1, 1995) to December 31, 1995 in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of plan investments and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                               /s/  KPMG Peat Marwick LLP
                                               ------------------------------
                                               KPMG Peat Marwick LLP

Denver, Colorado
March 18, 1996

                          EMPLOYEE STOCK PURCHASE PLAN

                        FOR BARGAINING UNIT EMPLOYEES OF
                        TCI OF NORTHERN NEW JERSEY, INC.

                       Statement of Net Assets Available
                            for Participant Benefits

                                December 31, 1995


Assets
- ------
Cash and cash equivalents                                                $ 8,083

Contributions receivable:
    Employer                                                              13,517
    Employee                                                              13,517

Investments at market value:
    Tele-Communications, Inc. ("TCI"):
        Series A TCI Group common stock
        (622 shares with a cost of $12,325)                               12,362

        Series A Liberty Media Group common stock
        (154 shares with a cost of $4,073)                                 4,138

Accrued interest receivable                                                   12
                                                                         -------
                                                                          51,629

Liabilities

Due to broker for securities purchased                                     8,013
                                                                         -------

Net assets available for participant benefits                            $43,616
                                                                         =======



See accompanying notes to financial statements

                          EMPLOYEE STOCK PURCHASE PLAN

                        FOR BARGAINING UNIT EMPLOYEES OF
                        TCI OF NORTHERN NEW JERSEY, INC.

                  Statement of Changes in Net Assets Available
                            for Participant Benefits

          Period from Inception (October 1, 1995) to December 31, 1995



Contributions:
   Employer                                                              $21,751
   Employee                                                               21,751
                                                                         -------
                                                                          43,502
Net investment income:                                                   -------
   Net unrealized appreciation of TCI securities:
      Series A TCI Group common stock                                         37

      Series A Liberty Media Group common stock                               65

   Interest income                                                            12
                                                                         -------
                                                                             114
                                                                         -------
Total contributions and net investment income                             43,616
                                                                         -------

Increase in net assets available for participant benefits                 43,616

Net assets available for participant benefits:

      Beginning of period                                                     --
                                                                         -------

      End of period                                                      $43,616
                                                                         =======




See accompanying notes to financial statements.

                        EMPLOYEE STOCK PURCHASE PLAN FOR
                       BARGAINING UNIT EMPLOYEES OF TCI OF
                            NORTHERN NEW JERSEY, INC.

                          Notes to Financial Statements

                                December 31, 1995


(1)      Summary of Significant Accounting Policies
         ------------------------------------------

         Basis of Presentation
         ---------------------

         The accompanying financial statements have been prepared on an accrual basis and present the net assets available for participant benefits and the changes in those net assets.

         Trust Fund Managed by Colorado National Bank ("Trustee")
         --------------------------------------------------------

         Under the terms of a trust agreement between the Trustee and the Employee Stock Purchase Plan for Bargaining Unit Employees of TCI of Northern New Jersey, Inc. (the "Plan"), the Trustee manages a trust fund on behalf of the Plan. The Trustee has been granted discretionary authority concerning purchases and sales of investments for the trust fund. The Trustee may invest up to 100% of the assets of the Plan in qualifying employer securities, as defined in the Plan, without regard to any fiduciary requirement to diversify Plan assets.

         Cash Equivalents
         ----------------

         The Plan considers investments with initial maturities of three months or less to be cash equivalents.

         Investments
         -----------

         Investments are reflected in the accompanying financial statements at current market value. Current market value represents the closing price based on available market quotations of the investments. The values used for TCI Series A TCI Group common stock and TCI Series A Liberty Media Group common stock were $19.88 and $26.88 per share, respectively, at December 31, 1995. Securities transactions are accounted for on the trade date. Distributions are priced at current market value and are accounted for when shares are transferred by the Trustee to participants. The cost basis of such shares distributed is determined using the "first-in, first-out" method.

         Income Taxes
         ------------

         The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code (the "Code") and be exempt from Federal income taxation under Section 501(a) of the Code. The Plan is also intended to meet the salary reduction provision requirements under Section 401(k) of the Code. The Plan has applied for a determination letter from the Internal Revenue Service and expects to receive a qualified status.

                                                                     (continued)

                        EMPLOYEE STOCK PURCHASE PLAN FOR
                       BARGAINING UNIT EMPLOYEES OF TCI OF
                            NORTHERN NEW JERSEY, INC.

                          Notes to Financial Statements


         Plan Expenses
         -------------

         Administrative expenses of the Plan have been paid by TCI of Northern New Jersey, Inc. (the "Company"). Accordingly, such expenses have not been reflected in the accompanying financial statements. However, the Company may, at its discretion, direct that expenses be paid from forfeitures, if any, or from general Plan assets.


(2)      Description of the Plan
         -----------------------

         The Plan, established October 1, 1995, is a defined contribution plan intended to provide employees who are covered by a collective bargaining agreement (the "Agreement") between TCI of Northern New Jersey, Inc. (the "Company"), a wholly-owned subsidiary of TCI, and Local #827 of the Brotherhood of Electrical Workers a convenient means for purchases of common stock of TCI. The Plan includes a salary deferral feature in respect to employee contributions. At December 31, 1995, there were 11 participants in the Plan and 125 employees were eligible to participate.

         Under the terms of the Plan, employees are eligible for participation after one year of service (if at least 18 years old and work a minimum of 1,000 hours per year) and the normal retirement age is 65 years. Participants may contribute up to 10% of their compensation, as defined, to the Plan. The Company matches an amount equal to 100% of the participant contributions until the date at which a replacement collective bargaining agreement is effective, or the date at which Company contributions to the Plan are reduced or terminated pursuant to the lawful implementation of a proposal to reduce or terminate the Company contributions to the Plan following a bona fide impasse in good faith negotiations, whichever is earlier. Forfeitures, if any, (due to participants' withdrawal prior to vesting) may be used first to pay Plan expenses and then to reduce the Company's otherwise determined contribution. There were no forfeitures during the period from October 1, 1995 to December 31, 1995.

         Participants are immediately vested in their contributions plus actual earnings thereon. Generally, participants acquire a vested right in Company contri-butions as follows:

                                             Vesting
                  Years of service        percentage
                  ----------------        -----------

                  Less than 1                   0%
                        1-2                    20%
                        2-3                    30%
                        3-4                    45%
                        4-5                    60%
                        5-6                    80%
                        6 or more             100%


                                                                     (continued)

                      EMPLOYEE STOCK PURCHASE PLAN FOR
                     BARGAINING UNIT EMPLOYEES OF TCI OF
                          NORTHERN NEW JERSEY, INC.

                        Notes to Financial Statements


         Although the Company has not expressed an intent to terminate the Plan, it may do so subject to the terms of the Agreement. The Plan provides for full and immediate vesting of all participant rights upon termination of the Plan.

         Vested benefits become distributable if a participant dies, suffers total disability, retires, or terminates employment for any other reason. Benefits are generally payable in a single lump sum equal to the participant's vested benefits. Participant accounts are distributed in whole shares of vested common stock and cash in lieu of fractional shares.

                                                                      Schedule 1
                                                                      ----------

                          EMPLOYEE STOCK PURCHASE PLAN
                          FOR BARGAINING UNIT EMPLOYEES
                       OF TCI OF NORTHERN NEW JERSEY, INC.

                       Item 27a - Schedule of Assets Held
                             for Investment Purposes

                                December 31, 1995


  (a)           (b)                      (c)                         (d)          (e)
                                Description of investment
          Identity of issuer       including par value               Cost     Current value
          ------------------    -------------------------            ----     -------------
   *      Tele-Communications,    Series A TCI Group common        $12,325       12,362
          Inc.                    stock, $1.00 par value

   *      Tele-Communications,    Series A Liberty Media Group
          Inc.                    common stock, $1.00 par value    $ 4,073        4,138



   *Indicates party in interest to the Plan.

   See accompanying independent auditors' report.

                                                                      Schedule 2
                                                                      ----------

                          EMPLOYEE STOCK PURCHASE PLAN
                        FOR BARGAINING UNIT EMPLOYEES OF
                        TCI OF NORTHERN NEW JERSEY, INC.

                 Item 27d - Schedule of Reportable Transactions

          Period from Inception (October 1, 1995 ) to December 31, 1995

      (a)                (b)            (c)          (d)        (e)             (f)            (g)          (h)               (i)
                                                                              Expense                 Current value of
 Identity of         Description of   Purchase     Selling     Lease       incurred with     Cost of     asset on          Net gain
party involved          asset           price       price      rental       transaction       asset   transaction date     or (loss)
- --------------       --------------   --------     -------     ------      -------------     -------  ----------------     ---------
AIM Short-Term       Prime Money
Investment Co.       Market Fund       $ 14,383        --        --              --          14,383        14,383             --

AIM Short-Term       Prime Money             --     6,300        --              --           6,300         6,300             --
Investment Co.       Market Fund

Tele-Communica-      Series A TCI
tions, Inc.          Group common
                     stock             $ 12,325        --        --              --          12,325        12,325             --

Tele-Communica-      Series A
tions, Inc.          Liberty Media
                     Group common
                     stock             $  4,073        --        --              --           4,073         4,073             --


See accompanying independent auditors' report.

                                  EXHIBIT INDEX
                                  -------------


Shown below is the exhibit which is filed as a part of this Report -

         23-Consent of KPMG Peat Marwick LLP